EXHIBIT 20

FOR IMMEDIATE RELEASE

EVEREST & JENNINGS INTERNATIONAL LTD.
4203 EARTH CITY EXPRESSWAY
ST. LOUIS, MISSOURI  63045

Contact:  Timothy W. Evans
Senior Vice President and Chief Financial Officer
314-512-7275


                 EVEREST & JENNINGS INTERNATIONAL LTD. AND
          GRAHAM-FIELD HEALTH PRODUCTS INC. SIGN MERGER AGREEMENT

ST. LOUIS, MISSOURI, September 3, 1996 -- Everest & Jennings International Ltd. (ASE-EJ) announced today that it and BIL (Far East Holdings) Limited, the majority stockholder of Everest & Jennings, have entered into a definitive Agreement and Plan of Merger with Graham-Field Health Products, Inc. providing for the previously announced acquisition of Everest & Jennings by Graham-Field. The Board of Directors of Everest & Jennings has received a fairness opinion from Vector Securities International, Inc. to the effect that the consideration to be received by the holders of Everest & Jennings Common Stock pursuant to the Merger Agreement is fair to such stockholders from a financial point of view. The terms of the acquisition are the same as those reflected in the parties' previous announcement on August 14, 1996.

As a result of the merger, Everest & Jennings will become a wholly-owned subsidiary of Graham-Field. In the merger, the stockholders of Everest & Jennings will receive one share of Graham-Field common stock for each 2.857 shares of the common stock of Everest & Jennings. The merger ratio is subject to reduction so that the value of the Graham-Field common stock to be received will not exceed $5.50 per share of Everest & Jennings common stock. There are currently 7,196,565 shares of Everest & Jennings common stock outstanding.

In connection with the merger, BIL will purchase for cash up to 1.9 million additional shares of Graham-Field common stock, valued at the greater of $13 per share or the average market price of the common stock of Graham-Field for the 10 consecutive trading days prior to the merger closing date. Graham-Field will use the proceeds to repay all debt of Everest & Jennings in the approximate amount of $25 million to Hong Kong and Shanghai Banking Corporation Limited. In addition, Graham-Field will issue to BIL up to $61 million of a new Series B Cumulative Convertible Preferred Stock in exchange for the indebtedness of Everest & Jennings owing to BIL and shares of Everest & Jennings preferred stock owned by BIL. Also as part of the transaction, BIL will purchase for cash $10 million of a new Series C Cumulative Convertible Preferred Stock of Graham-Field, the proceeds of which will be available to Graham-Field for general corporate purposes. Finally, certain indebtedness in the amount of $4 million owing by Graham-Field to BIL will be exchanged for a $4 million unsecured subordinated promissory note of Graham-Field which will mature on April 1, 2001 and will bear interest at an effective rate of 7.7% per annum.

The Series B and Series C Preferred Stock to be issued by Graham-Field to BIL will be entitled to a dividend at the rate of 1.5% per year, payable at the option of Graham-Field either in cash or in shares of its common stock. In addition, the shares of Graham-Field Series B and Series C Preferred Stock will vote on an as-converted basis, as a single class together with the Graham-Field common stock, on all matters submitted to a vote of the stockholders of Graham-Field. The Series B Preferred Stock will not be redeemable and will be convertible into shares of Graham-Field common stock
(x)  at  the option of the holder, at a conversion price of $20 per  share,
(y) at the option of Graham-Field, at a conversion price equal to the then current trading price (but not less than $15.50 or more than $20 per share), and (z) automatically on the fifth anniversary of the date of issuance at a conversion price of $15.50 per share, in each case subject to certain antidilution adjustments. The Series C Preferred Stock will be subject to redemption as a whole at Graham-Field's option on the fifth anniversary of the date of issuance at stated value and, if not redeemed, will automatically convert on the fifth anniversary of the date of issuance at a conversion price of $20 per share, subject to certain antidilution adjustments.

As a result of the merger, BIL will own shares of common and preferred stock of Graham-Field representing approximately 34% of the voting power of all outstanding shares of Graham-Field stock. Simultaneous with the signing of the Merger Agreement, Graham-Field and BIL entered into a Stockholder Agreement pursuant to which BIL has agreed to vote all of its Everest & Jennings shares in favor of the merger. In the Stockholder
Agreement, BIL also has agreed to grant Graham-Field a right of first refusal with respect to certain sales of its Graham-Field stock, to indemnify Graham-Field against certain existing actions and proceedings to which Everest & Jennings is a party and, so long as BIL owns Graham-Field stock representing at least 5% of the voting power of the outstanding shares, not to acquire additional shares without the consent of Graham-Field's Board of Directors (which consent will not be unreasonably withheld), seek to acquire ownership of Graham-Field, engage in any solicitation of proxies with respect to Graham-Field or otherwise seek to propose to acquire control of the Graham-Field Board of Directors. Pursuant to the Stockholder Agreement, BIL will have the right to designate two members of Graham-Field's Board of Directors, subject to reduction if BIL reduces its ownership of Graham-Field stock. BIL also will have the right to participate on a pro rata basis in certain future stock issuances by Graham-Field. The Stockholder Agreement will automatically terminate upon a change of control of Graham-Field or its Board of Directors. In addition, Graham-Field has granted certain registration rights to BIL with respect to its Graham-Field shares.

The closing of the transaction is subject to customary conditions, including approval by the stockholders of both Graham-Field and Everest & Jennings and the receipt of all necessary governmental and regulatory approvals. Both companies expect to mail a joint proxy statement/prospectus to their stockholders following Securities and Exchange Commission clearance and to hold special stockholders meetings to approve the transaction later this year.

Everest & Jennings is engaged in the design, manufacture and marketing of wheelchairs and homecare beds.